UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

ASTEA INTERNATIONAL INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
04622E208
(CUSIP Number)
Dennis R. Cassell, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5319
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 25, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04622E 20 8

1	NAMES OF REPORTING PERSONS ESW Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		175,430

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		175,430

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	175,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	04622E 20 8

1	NAMES OF REPORTING PERSONS Joseph A. Liemandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		175,430

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		175,430

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	175,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

3

This Amendment No. 4 reflects changes to the information in the Schedule 13D relating to the common stock of the issuer filed September 4, 2008 by the reporting persons with the Commission, as amended and/or supplemented by Amendment No. 1 thereto filed September 30, 2008, Amendment No. 2 thereto filed October 17, 2008 and Amendment No. 3 thereto filed February 13, 2009 (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“The disposition of the securities of the issuer by ESW Capital was an investment decision based upon ESW Capital’s determination of several factors, including, without limitation, the available liquidity in the market for such securities.
Each reporting person plans to review their investment in the issuer on a continuing basis. Depending upon each factor discussed below and each other factor that is or may become relevant, each reporting person plans to consider: (i) acquiring additional securities of the issuer in open market or privately negotiated transactions; (ii) making a proposal or proposals to acquire more (or potentially all) of the equity interests in the issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the issuer; (iii) making a proposal or proposals relating to the acquisition of certain (or potentially all) of the assets of the issuer; (iv) making a shareholder proposal or proposals to request that the issuer consider one or more extraordinary transactions, such as a merger; (v) selling all or part of the securities of the issuer owned by such reporting person in open market or privately negotiated transactions; and (vi) one or more combinations of the foregoing.
Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the issuer, the financial condition, results of operations and prospects of the issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each reporting person with respect to the issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.”
Item 5. Interest in Securities of the Issuer.
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:
“(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below.

Transaction	Effecting	Shares	Shares	Price		Description
Date	Person(s)	Acquired	Disposed	Per Share		of Transaction
October 25, 2010	ESW Capital, LLC	0	87,138	$3.2543	(1)	Open market sale
October 26, 2010	ESW Capital, LLC	0	12,862	$2.4588	(1)	Open market sale

(1)	Excludes commission of $0.02 per share.

Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.”
Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:
“(e) On October 26, 2010, each of ESW Capital and Mr. Liemandt ceased to be the beneficial owner of more than five percent of the class of securities covered by this statement.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.”
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Joint Filing Agreement and Power of Attorney (furnished herewith)

99.1	Additional Information (furnished herewith)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESW CAPITAL, LLC
By:	/s/ Joseph A. Liemandt
Name: Joseph A. Liemandt
Title: Manager
Date: October 28, 2010

JOSEPH A. LIEMANDT
By:	/s/ Joseph A. Liemandt
Name: Joseph A. Liemandt
Date: October 28, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Joint Filing Agreement and Power of Attorney (furnished herewith)

99.1	Additional Information (furnished herewith)